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                              EXHIBIT 1 TO FORM CB

23 JULY 2004

               REVISED OFFER BY ESCALON MEDICAL CORP. ("ESCALON")
                    FOR ALL THE OUTSTANDING SHARE CAPITAL OF
                       DREW SCIENTIFIC GROUP PLC ("DREW")

                           REVISED OFFER UNCONDITIONAL

On 29 June 2004 Atlantic Law, on behalf of Escalon, announced a revised Offer for all of the issued Drew Shares. On 9 July 2004, Escalon agreed that its revised Offer will become unconditional in all respects upon the receipt of valid acceptances in regard of more than 50% of the Drew Shares, and that the revised Offer will then be kept open for at least 21 days to allow holders of Drew Options to exercise their rights and accept the revised Offer.

Atlantic Law hereby announces that, as at 1.00 p.m. on 23 July 2004, acceptances of the revised Offer valid in all respects have been received in respect of 59,679,800 Drew Shares, representing approximately 67.03 per cent. of the existing issued ordinary share capital of Drew.

Atlantic Law, on behalf of Escalon, waives all remaining conditions of the revised Offer and announces that the revised Offer is declared unconditional in all respects. Pursuant to its terms, the revised Offer will now remain open for 21 days. The next closing date will be 1.00pm (London time) on Friday 13 August 2004.

Shareholders of Drew who wish to accept the revised Offer, and who have not done so, should complete their Form(s) of Acceptance, in accordance with the instructions printed thereon, whether or not their Drew Shares are in CREST, and return them, as soon as possible, and in any event so as to be received by post or during normal business hours by hand to Capita IRG Plc at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH no later than 1.00pm (London time) on 13 August 2004. Additional Forms of Acceptance are available from Capita IRG Plc, by telephoning 0870 162 3100 (if calling from within the UK) or +44 208 639 2157 (if calling from overseas).

Neither Escalon nor any person acting, or deemed to be acting, in concert with Escalon, held any ordinary shares of Drew before the Offer Period or has acquired or agreed to acquire any such shares during the course of the Offer Period, other than through the acceptance of the Original Offer and the revised Offer as described above. None of the acceptances relate to persons acting in concert with Escalon.

The Escalon Directors accept responsibility for the information contained in this announcement, which is in accordance with the facts and does not omit anything likely to affect the import of such information.

Definitions used in the revised Offer Document dated 1 July 2004 apply to this announcement unless the context otherwise requires.

ENQUIRIES: ATLANTIC LAW
TELEPHONE: 0207 616 2888



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